March 17, 2025

Chen Xin
Chief Executive Officer
BGM Group Ltd.
No. 152 Hongliang East 1st Street, No. 1703,
Tianfu New District, Chengdu, 610200
People   s Republic of China

       Re: BGM Group Ltd.
           Registration Statement on Form F-3
           Filed March 7, 2025
           File No. 333-285635
Dear Chen Xin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Yu Wang, Esq.